September 27, 2010

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

RE:	Form 20-F for Fiscal Year Ended December 31, 2009
Filed March 24, 2010
File No. 000-50897

Dear Mr. Hiller:

This letter sets forth the responses of Great Panther Silver Limited (the “Company”) to the Staff’s comments relating to the Company’s Form 20-F, contained in your letter dated September 8, 2010. The responses are numbered to correspond to the numbers of the comments in your comment letter.

Form 20-F for the Fiscal Year Ended December 31, 2009

Engineering Comments

1.

We note your response to prior comments 4, 5, 7, and 8, indicating that you will make changes although not specifying the revisions you intend to make. Please submit the draft disclosures reflecting these modifications with your response. If you prefer to limit compliance to future filings and believe that an amendment is unnecessary also explain the basis for your position along with the disclosures that you are proposing.

RESPONSE:

We have appended the proposed revisions relating to prior comments 4, 5, 7 and 8 to this letter.

We prefer to limit our compliance to future filings and believe that an amendment is unnecessary. We do not believe that the amendments would have a material impact on the economic decision of users of the Form 20-F for the fiscal year ended December 31, 2009.

2.

We note your response to prior comment 6 explaining that your estimates of resources comply with National Instrument 43-101. Please modify your disclosures to report your resource categories separately as required by N.I. 43-101 part 2.2 (B) to qualify for disclosure under Instruction 3 to Paragraph (b)(5) of Industry Guide 7.

RESPONSE:

We have appended the proposed revision relating to prior comment 6 to this letter.

We prefer to limit our compliance to future filings and believe that an amendment is unnecessary. We do not believe that the amendment would have a material impact on the economic decision of users of the Form 20-F for the fiscal year ended December 31, 2009.

If you have any further comments or questions regarding this letter, please contact me at 604-638-8956.

Yours truly,

Raakel Iskanius
Chief Financial Officer